Exhibit 99.1

SilverCrest Updates Santa Elena Mine Expansion Plan

NYSE MKT: SVLC; TSX: SVL	For Immediate Release

VANCOUVER, BC - April 7, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to provide an update on activities for the expansion of the Santa Elena Mine in Sonora, Mexico. The Santa Elena Mine expansion is on budget (+/-5%) with initial start up of the new 3000 tpd operation anticipated later this month. The most significant activities are outlined below. For additional information and to view photos and videos, please visit the Company’s website at www.silvercrestmines.com.

N. Eric Fier, President and COO stated; “We are pleased with the final stages of the Santa Elena Expansion Plan which will significantly increase our precious metal production starting in mid-2014. Previous delay in delivery of the ball mill has pushed back our original Q1 start up to early Q2 while remaining on budget. The start up of the mill this month will be a major milestone for SilverCrest.  The Company continues to grow as a low cost junior operator transitioning into a successful mid-tier precious metal producer. As part of a revised start up schedule we have elected to discontinue open pit operations and accelerate underground operations.  These operational changes may have some impact on Q2 production but no change to the previously announced 2014 corporate production guidance of 3.3 to 3.6 million ounces AgEq (60:1).”

Santa Elena Expansion Plan

•	New CCD/Merrill Crowe processing plant is 96% complete with final electrical and piping work being completed and tested over the next two weeks.

•	80% of the major equipment has been tested and passed for initial start up. The remaining 20% will be tested during start up.

•	FLSmidth, the primary equipment supplier, has representatives on site supervising final work in anticipation of mill commissioning over the next 3 months.

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Ore feed during the mill commissioning period will come from a blend of high grade underground ore and the upper part of the leach pad which represents the last 6 months of high grade open pit production that has only received partial leaching.

•	As planned with mill start up, no further ore will be loaded on the leach pad but gold and silver production will continue at a diminishing rate from the pad until at least August, 2014.

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As part of the previously announced transition to underground mining, open pit operations have ceased as of April 4, 2014 which is approximately 3 months ahead of original schedule. Operational constraints presented by the mine contractor amongst other factors have triggered this early cessation of pit operations. Remaining open pit reserves are readily accessible from the 700m and 675m underground planned levels and the Company is scheduling retrieval of these reserves at a later date. Total reserves are unaffected by cessation of the pit operations.

Underground mining and development has been accelerated providing access to high grade ore feed to the mill over the next 3 months to replace ore that was expected from planned open pit production. From May through July (mill commissioning period), underground ore feed to the mill will come from increased ore development at a rate of 20,000 to 25,000 tonnes per month (previously 5,000 tpm). Underground ore will be blended with leach pad ore to achieve nameplate mill capacity of 3,000 tpd by July 2014. Key underground personnel are in place to execute the accelerated underground operations.

•	Underground equipment for owner operated production is expected to arrive on site in early May and initial production stoping is scheduled for late June or early July 2014.

•	Decline access work continues with approximately 2,400 metres of the main ramp driven to date (570m level). The 575m level is planned for 1st stope production.

Despite the operational changes in mine schedule of early pit closure and accelerated underground operations, the Company maintains previously announced 2014 corporate production guidance of 3.3 to 3.6 million ounces AgEq (60:1) will be unchanged.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years and operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au) for the open pit heap leach and underground mine. SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average annual rate of 1.5 million ounces of silver and 32,800 ounces of gold over the current reserve. Major expansion and construction of the 3,000 tonnes per day conventional mill facility is nearing completion and is expected to significantly increase metals production at the Santa Elena Mine (open pit and underground) in 2014 and beyond. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President & COO SILVERCREST MINES INC.

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